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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66095

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-2007___ AND ENDING___12-31-2007___

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMA Securities, Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

1110 North Main Street

(No. and Street)

Goshen	Indiana	46528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kerri D. Lyle   574.533.9511

                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name – if individual, state last, first, middle name)

200 E. Main Street, Suite 700	Fort Wayne	Indiana	46802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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MMA Securities, Inc.

Independent Accountants' Report and Financial Statement

December 31, 2007

MMA Securities, Inc.
December 31, 2007

Contents



Independent Accountants' Report

Board of Directors
MMA Securities, Inc.
Goshen, Indiana

We have audited the accompanying statement of financial condition of MMA Securities, Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MMA Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Fort Wayne, Indiana
January 30, 2008



MMA Securities, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Cash	$	147,474
Accounts receivable		29,669
Accounts receivable from affiliate		17,376
Prepaid expenses		269
Total assets	$	194,788

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	894
Accounts payable to affiliates		90,536
Total liabilities		91,430

Stockholder's Equity

Common stock, no par value		
100,000 shares authorized,		
150 shares issued and outstanding		150,000
Accumulated deficit		(46,642)
Total stockholder's equity		103,358
Total liabilities and stockholder's equity	$	194,788

MMA Securities, Inc.

Notes to Financial Statement
December 31, 2007

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

MMA Securities, Inc. (Company), a wholly owned subsidiary of Mennonite Mutual Aid, Inc. (MMA), operates as a revenue-sharing broker dealer in order to receive gross dealer (wholesale) concessions directly from ProEquities, Inc. (an unrelated broker dealer) and load retention fees from MMA Praxis Mutual Funds.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

At December 31, 2007, the Company's cash accounts exceeded federally insured limits by approximately $47,000.

Accounts Receivable

Accounts receivable consist mainly of commissions earned in December from ProEquities, Inc. Accounts receivable are generally received within 30 days of the time earned. The Company believes all outstanding amounts are fully collectible and has, therefore, not established an allowance for doubtful accounts.

Income Taxes

The Company files consolidated federal and state income tax returns with MMA. The Company pays to MMA, or is reimbursed by MMA, based on the amount of taxes or benefits determined as if the Company filed separate returns, as computed on a regular tax basis. There are currently no differences between the financial statement and tax bases of assets and liabilities.

Note 2: Transactions With Affiliates

The Company is a member of an affiliated group of organizations served by MMA InSource, LLC and MMA, who provide administrative, management and equipment services based on an allocation of costs incurred. The building facilities are provided by Mennonite Church Buildings, Inc., a member of the affiliated group. Rent, which is based on space usage.

MMA Securities, Inc.

Notes to Financial Statement
December 31, 2007

The Company has an agreement with MMA ComSource, LLC (ComSource) and Menno Insurance Service, Inc. (MIS), both of which are affiliates, whereby ComSource and MIS provide distribution and sales services for licensed registered representatives for the purposes of selling securities offered through ProEquities, Inc.

Note 3:   Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $84,014 which exceeded the minimum required amount by $77,919, and the Company's ratio of aggregate indebtedness to net capital was 1.09 to 1.



END